KRAMER LEVIN NAFTALIS & FRANKEL LLP

Christopher S. Auguste Partner Phone 212-715-9265 Fax 212-715-8277 CAUGUSTE@KRAMERLEVIN.COM

October 15, 2008

VIA EDGAR and FEDERAL EXPRESS

Jennifer Hardy, Esq.
Assistant Director
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	InterAmerican Acquisition Group Inc. Registration Statement on Form S-4 Filed August 12, 2008 File No. 333-152977

Dear Ms. Hardy:

On behalf of InterAmerican Acquisition Group Inc. (the “Company” or “IAG”), we respond as follows to the Staff’s comment letter received on September 10, 2008 relating to the above-captioned Registration Statement filed on August 12, 2008 (the “Registration Statement”). Together with our responses below, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”). Captions and page references herein correspond to those set forth in the Amendment, a copy of which has been marked with the changes to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment to Dietrich King. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
We note discussions of Sing Kung’s business and financial statements but also note statements throughout the prospectus that the operating company of CNC after the acquisition will be Century City. Please clarify these statements in the letter to stockholders, the cover page, Q & A and the summary and explain up front the relationship between Sing Kung and Century City and make it clear what business operations IAG/CNC are acquiring and what their business will be after the acquisition.

1177 Avenue of the Americas New York NY 10036-2714 Phone 212.715.9100 Fax 212.715.8000 www.kramerlevin.com also at 47 Avenue Hoche 75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
October 15, 2008

We have revised the letter to the stockholders, the cover page, the Q&A and the summary, and have explained up front the relationship between Sing Kung and Century City. We have also made clear throughout the Amendment what business operations IAG/CNC are acquiring and what their business will be after the acquisition is completed.

2.	Please file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K relating to (i) the redomestication merger, (ii) the tax consequences to IAG as a result of the acquisition of Sing Kung.

We will file a tax opinion as Exhibit 8.1 to the next amendment to the Registration Statement, pursuant to Item 601(b)(8) of Regulation S-K, relating to the redomestication merger, the exchange offer and the tax consequences to IAG as a result of the acquisition of Sing Kung.

3.
Please provide us with all financial projections and forecasts that were prepared by the parties or third parties and exchanged with the other party to the transaction. Please note that any such material exchanged forecasts may be required to be disclosed in your filing.

Enclosed please find copies of the original financial projections and forecasts that were provided to the Company by Sing Kung as well as the financial projections and forecasts that were provided in connection with the execution of the stock purchase agreement with Sing Kung. These documents are marked as Exhibit I, Parts 1 and 2.

4.
Please disclose whether the terms of the acquisition and the related agreements and transactions comply with the terms described in the Form S-1 registration statement filed in 2007 relating to the initial public offering for the IAG securities.

We have disclosed on page 91 of the Amendment that the terms of the acquisition and the related agreements and transactions comply with the terms described in the IAG Form S-1 registration statement filed in 2007.

5.
We note statements in the Background section regarding a private placement negotiated as part of the acquisition. Please provide up front prominent disclosure regarding the terms of the private placement and its connection with the acquisition.

We have disclosed under the heading “Consideration for the Stock Purchase Transaction” on page 64 of the Amendment the disclosure regarding the terms of the private placement and its connection with the acquisition.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
October 15, 2008

6.
It appears from disclosure throughout the prospectus that LAG management performed several financial analyses similar to those traditionally performed by financial advisors. Please summarize all analyses and their results. Please include this information together in one section of the prospectus.

We have disclosed under the heading “Consideration for the Stock Purchase Transaction” on pages 65-66 of the Amendment a summary of all of IAG’s analyses and their results.

7.	Please note the updating requirements of Rule 8-08 of Regulation S-X and provide updated consents with each amendment filed.

We have updated the financial statements pursuant to the requirements of Rule 8-08 of Regulation S-X and have provided updated consents as exhibits to the Amendment.

8.	Please tell us your consideration of Rules 8-02 and 8-03 of Regulation S-X in providing financial statements for CNC Development Ltd., the co-registrant.

CNC Development Ltd. was recently formed in August 2008 for the sole purpose of effecting the acquisition of Sing Kung and does not have any operations. Accordingly, we do not believe that financial statements for CNC Development Ltd. are required under Rules 8-02 and 8-03 of Regulation S-X.

Letter to IAG Shareholders

9.
The first bullet is confusing. Please state clearly what the proposal is, i.e., for IAG to acquire Sing Kung and that the business it will operate after the acquisition will be that of Century City Infrastructure. Please clearly explain the relationship between Sing Kung and Century City.

We have revised the first bullet in the Letter to IAG Shareholders to comply with the Staff’s comment.

Prospectus Cover, page 6

10.	The first paragraph is confusing. Please use bulleted disclosure to convey the information. Explain who “certain holders of those shares” are.

We have revised the first paragraph of the Prospectus Cover to comply with the Staff’s comment.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
October 15, 2008

11.	Please disclose the percentage of outstanding shares that Sing Kung shareholders will own after the acquisition.

We have disclosed on pages 6 and 13 of the Amendment that the percentage of outstanding shares that Sing Kung shareholders will own after the acquisition is 88.2% assuming full participation in the exchange offer.

Questions and Answers About the Meeting, page 9
Will the IAG stockholders be taxed as a result of the redomestication merger?, page 12

12.
Please revise the statement that stockholders “should not” recognize gain or loss to state that counsel has opined they will not recognize gain or loss and identify counsel. Please also comply under “Will IAG be taxed on the redomestication merger?,” on page 17 under “Will I be taxed on the CNC stock I receive?” and on pages 30, 75 and 102 under “Material United States Income Tax Consequences. “

We have revised the disclosure in the Amendment to identify counsel and to more completely and consistently specify the level at which such opinion will be provided.

Summary, page 22
The Business Combination, page 24

13.	Please quantify the total dollar amount of consideration to be received in the acquisition.

We have quantified the total dollar amount of consideration to be received in the acquisition on page 26 of the Amendment.

Background of the Stock Purchase, page 58

14.
Please identify the public companies whose price to earnings ratios you considered in the last paragraph on page 60 since it is not clear if these are the same companies used in a different test discussed on page 73. Please disclose the price-to earnings ratios of these companies and the ratio for Sing Kung at the time.

We have disclosed on page 62 of the Amendment under the heading “Consideration of the Stock Purchase Transaction” the public companies whose price to earnings ratios we considered and the price-to-earnings ratios of those companies and Sing Kung at the time.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
October 15, 2008

15.
Please tell us whether Sinokosen Investment Company, Chardan China Investments, LLC or any other third party prepared any report, opinion or appraisal in connection with the transaction. Please more clearly spell out the roles that each of these parties played in connection with the transaction and how they aided the board in its decision to approve the acquisition.

We have disclosed under the heading “Consideration of the Stock Purchase Transaction” the roles of third parties in the transaction. No third party, including Sinokosen Investment Company and Chardan China Investments (“CCI”), prepared a report for IAG in connection with the transaction. CCI did supply to IAG management a copy of an investment memo it prepared for its internal review of the private placement investment and for its co-investors in the preferred stock investment, but the IAG board did not see it or rely on it. IAG management conducted an independent verification of the information that was included in the CCI report.

16.	Please discuss in more detail the private equity investment in Sing Kung, including the amount and the reason for it.

We have disclosed on page 64 of the Amendment under the heading “Consideration of the Stock Purchase Transaction” the details of the private equity investment in Sing Kung, including the amount and reason for the investment.

17.	Please discuss which provisions of the stock purchase agreement were modified and what additional disclosure was required after the April 20-27, 2008 meetings.

We have disclosed on page 63 of the Amendment under the heading “Consideration of the Stock Purchase Transaction” the provisions of the stock purchase agreement that were modified and the additional disclosure that was required following the April 20-27, 2008 meetings.

Board of Consideration and Approval of the Transaction, page 63
Due Diligence Process and Report

18.	Please summarize the sensitivity/scenario analysis performed by IAG.

We have summarized the sensitivity/scenario analysis performed by IAG on page 66 of the Amendment under the heading “Consideration of the Stock Purchase Transaction.”

Reasons for the Stock Purchase, page 66

19.
Please summarize the industry and financial data, valuation analyses and metrics that IAG’s board reviewed, including the transaction value disclosed on page 70. Disclose the other companies they identified.

We have amended the disclosure to more accurately describe the information reviewed by the IAG board, including the transaction value, under the heading “Consideration of the Stock Purchase Transaction.” Included in the disclosure are the other companies the IAG board considered in its valuation on pages 77-78 of the Amendment.

Valuation information considered by the IAG board, page 70

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
October 15, 2008

20.	Please disclose the value of Sing Kung that IAG’s analysis yielded.

We have made such disclosure on page 78 of the Amendment in response to the Staff’s comment under the heading “Consideration of the Stock Purchase Transaction”.

21.
In the second paragraph on page 71, please disclose the enterprise value of Sing Kung, define enterprise value and disclose the “price being paid.” Please more clearly explain what the information in the table represents.

In response to the Staff's comment, under the heading “Consideration of the Stock Purchase Transaction”, we have made additional disclosure regarding enterprise value on  page 76 of the Amendment and have supplemented our disclosure regarding the price being paid on pages 76, 78 and 79 of the Amendment.

Satisfaction of 80% Test, page 73

22.
It is not clear how the information in the data in the table led to the calculation of the fair market value of Sing Kung. Please revise to explain. Also, it appears that you have based the fair market value of Sing Kung on the market value of its securities and not the market value of its assets. Please clarify.

We have revised the disclosure in response to the Staff’s comment on pages 77-79 of the Amendment under the heading “Consideration of the Stock Purchase Transaction”.

The Exchange Offer, page 98

23.
Please confirm that the offer will be open for at least twenty full business days to ensure compliance with Rule 14e-1(a) of the Securities Exchange Act. Further, confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

We confirm that the offer will be open for at least twenty full business days in compliance with Rule 14e-1(a) of the Securities Exchange Act and the expiration date of the exchange offer will be included in the final prospectus disseminated to security holders and will be filed pursuant to Rule 424.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
October 15, 2008

24.
We note that you reserve the right to delay accepting common stock. Please clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of your exchange offer, so state. Confirm that any delay will be consistent with Rule 14e-l(c) of the Securities Exchange Act.

We have disclosed on pages 103-104 of the Amendment that the only circumstances under which we will delay accepting common stock are to comply with any applicable laws or in the event of an extension of the exchange offer. We confirm that any delay will be consistent with Rule 14e-1(c) of the Securities Exchange Act.

25.	Please advise us how oral notice of any extension is reasonably calculated to reach registered holders or otherwise satisfies the requirements of Rule 14e-1(d).

We have deleted the reference to “oral notice” in the Amendment in response to the Staff’s comment.

Conditions of the Exchange Offer, page 103

26.	In the last paragraph, please disclose whether you would resolicit proxies if you waive a material condition.

We have disclosed on page 109 of the Amendment that we will resolicit proxies if we waive a material condition to the exchange offer.

Information about Sing Kung and the Subsidiaries, page 114

27.	Please identify Sing Kung’s subsidiaries and briefly describe their operations.

We have disclosed on page 119 of the Amendment, under the heading “Information about Sing Kung and the Subsidiaries,” the identity of the Sing Kung subsidiaries and their operations.

28.	Please provide the information required by Item 101(c)(I)(ix) of Regulation S-K if applicable.

The information required by Item 101(c)(I)(ix) of Regulation S-K is not applicable to Sing Kung and the subsidiaries. Municipal government contract counterparties have no unilateral adjustment rights to profits or contract terms.

29.	After approval of the merger, in future filings, please file all material agreements to Sing Kung’s business, including employment agreements with executive officers.

We will file all future material agreements to Sing Kung’s business, including employment agreements with executive officers, in future filings following the approval of the merger.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
October 15, 2008

30.	Please tell us whether the information cited by McKinsey Global Institute is publicly available or whether it was prepared for you for a fee.

The information cited by McKinsey Global Institute (“MGI”) was a published report available to IAG as a result of its subscription to MGI publications and it is available to anyone who pays the fee. Extracts have been subsequently published on the internet and in print and are available to the public at no charge.

Management’s Discussion and Analysis, page 135
Overview, page 135

31.
You discuss herein and on page 137 a limited liability structure on Sing Kung’s BT contracts prior to January 1, 2008, but that the contracts in effect subsequent to that date contain terms that give Sing Kung sole rights to all project revenue and assign to Sing Kung direct responsibility for payment of other consortium partners (sub-contractors). Please clarify in your filing to what the change in structure was attributable. In this regard, please disclose how revenue and cost recognition both before and after January 1, 2008, is appropriate under US GAAP. We note the revenue recognition policy disclosure on page FII-43 is unchanged from the policy on page FII-9. Since this would appear to constitute a material accounting change from net to gross presentation, the footnote disclosures need to clearly disclose the timing and nature of events that caused the change. The revised/expanded accounting policy should clearly show compliance with EITF 99-19. Finally, the disclosure within MD&A should clearly explain whether there was a substantive change in the company’s contractual rights and liabilities and the business reasons for the change.

We have disclosed under the “Management’s Discussion and Analysis, Overview” beginning on page 140 of the Amendment that there was no accounting policy change and we have added to disclosure in the Amendment to describe the nature of and reasons for the differences in contract terms between contracts performed in 2007 and 2008. All revenue in 2007 and the first two quarters of 2008 was attributable to a single contract. The contract terms were different because the Jiaohe government (the source of all 2008 revenue) did not accept the same terms as the government of Changchun (the source of all 2007 revenue). The contract terms alone dictated the accounting treatment of revenue and cost in accordance with the applicable accounting policies. The notes to the financial statements and the disclosure of key accounting policies were supplemented in response to the Staff’s comments.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
October 15, 2008

32.
You disclose on page 135 that Sing Kung’s BT contracts are subject to warranty provisions, typically of one-year duration beginning on the date of final project acceptance, and a specified fraction of the project revenue is held back by the client through the terms of the warranty period and is subject to forfeiture. Please revise your filing to disclose whether such provisions and holdbacks/retainages have been historically material to your financial statements. If so, please provide the disclosures required by paragraph 14 of FIN 45 and disclose the amounts and classification of these holdbacks/retainages. Please also address your warranty accounting in your revenue recognition accounting policy footnotes.

We have disclosed on page 141 of the Amendment that there have never been any warranty claims against Sing Kung. Sing Kung does not expect material warranty claims in the future and therefore does not set aside any holdbacks/retainages for any claims. In response to the Staff’s comments, we have provided more detail relating to Sing Kung’s accounting policies regarding warranty matters in the financial statement footnotes and in the prospectus. There is no need for any disclosures required by paragraph 14 of FIN 45 regarding the disclosure of the amounts and classifications of the holdbacks/retainages.

33.
Please revise your filing to include a critical accounting policies and estimates section. In this regard, we would expect such section to include, at a minimum, a detailed discussion of revenue recognition, collectability of accounts receivable, income taxes, foreign currency translation, and principles of consolidation. For example, given the disclosure found throughout your document, it appears that a critical estimate under revenue recognition would be for warranties, as well as estimates related to your accounts receivable and their collectability. Your critical accounting policies and estimates section is to focus on those estimates that are critical to your consolidated financial statements. The discussion is to include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. Please ensure that all of your critical estimates identified include this type of discussion. See SEC Release No. 33-8350 for further guidance.

We have added disclosure on page 143 of the Amendment to include a key accounting policies and estimates section.

Results of Operations, page 137

34.
You state on page 138, 140, and 142 in your discussions of general and administrative expenses that “some of these costs relate to performance of projects.” Please expand your disclosure to either clarify that such costs are of an administrative nature and should not be included as cost of revenues, or specifically describe the nature of these costs.

We have disclosed in such discussions the nature of the general and administrative expenses related to management of the BT Contracts, but we are not able to accurately estimate the amount for 2007 or any prior periods.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
October 15, 2008

35.	You state on page 139 that other income consists of “miscellaneous fees from non-operating activities.” Please revise your filing to disclose the specific nature of these non-operating activities.

We have disclosed the specific nature of these non-operating activities on page 149 of the Amendment.

36.
You disclose on page 139 that due to arrangements negotiated with applicable provincial tax authorities in the PRC, the income tax rate on Sing Kung’s net service income earned in China for the three months ended March 31, 2008, was 2.5%, 22.5 percentage points below the national tax rate in the PRC of 25% for corporations and eight-tenths of a percentage point below the statutory rate of 3.3% applicable to the SK Group during the comparable period of 2007. Please expand your discussion herein or in the critical accounting policies and estimates section to explain how you are able to negotiate tax rates with the Chinese government, and what you expect the tax rate to be in the next 12 months.

The footnotes to the financial statements have been expanded to discuss the basis for the calculation of tax provisions for current periods and we disclosed on page 149 of the Amendment the nature of the tax rates paid by Sing Kung to the Chinese government and our expectations of the tax rate for the next 12 months.

37.
You disclose on page 149 that approximately up to 400 personnel were engaged on the sole BT project in-progress for which Sing Kung was the consortium leader as of March 31, 2008, and that all salary and benefits for such personnel were the sole responsibility of their direct employer, Sing Kung’s consortium partner. Please explain to us and disclose how the consortium partner was responsible for these direct costs if all project revenues and costs of those revenues were recognized in Sing Kung’s statement of income for the three months ended March 31, 2008, as stated on page 135.

In response to the Staff’s comment, we have revised the disclosure on page 161 of the Amendment to make clear that the people working on the project are employees of the other consortium partners. The projects that Sing Kung work on are large and employ many people, but Sing Kung has no direct responsibility for paying the employees, although Sing Kung is obligated to pay the other consortium partners in accordance with the contract schedule for the specific project. The timing of such payments by Sing Kung to the other consortium partners is unrelated to the wage payments to the personnel working on the project and is substantially deferred.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 158

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
October 15, 2008

38.
We note the disclosure provided on page 148 and FII-30 that CCI entered into an Agreement on Exclusive Purchase Right with SNC to gain the irreparable right to purchase all or partial equity of SNC from its shareholder at any moment in the future, and that subsequent to March 31, 2008, the purchase price was fixed at RMB55.8 million. If true, please disclose in the headnotes to the pro formas that the pro forma information does not reflect any adjustments for the potential purchase of SNC. Please disclose whether such acquisition is currently deemed probable, and how Sing Kung has accounted for any contingent liability for the purchase price amount payable, as described on page FII-30.

The updated (Q-2) Sing Kung financial statements and pro formas now reflect the non-contingent purchase price for SNC and the footnotes to the financial statements and the disclosure have been modified in response to the Staff~~’~~'s comments.

39.
We note adjustment (d) as described on page 158. Please disclose herein any amounts that would have the effect of reducing interest income for the minimum approval scenarios on pages 161 and 163, since any interest related to such cash refunds would not be earned.

We have disclosed that no adjustment is required because all interest earned has been withdrawn from the trust account or was committed to be withdrawn to pay taxes or for permitted withdrawals for working capital.

Executive Compensation, page 169

40.	We note from the Executive Employment Agreements disclosure on page 117 that two of the executives’ agreements include base salaries. Please tell us why those amounts are not included here.

We have disclosed on page 184 of the Amendment the amounts of the base salaries of the two executives.

IAG Financial Statements

41.
We note from the statement of cash flows on page FI-7 that the payment of costs of the public offering was $2,245,825. Please reconcile this amount to the disclosure provided on page 152 that offering expenses were $1,021,967.

The offering costs paid since inception on the Statement of Cash Flows for the year ended December 31, 2007 on page FI-7 amounted to $2,358,483 (including $2,245,825 paid during the year ended December 31, 2007) and additional unpaid offering costs in the amount of $153,484. In addition, unpaid underwriting fees in the amount of $2,070,000 are disclosed on the same page.  The difference between the amounts (paid and unpaid) in the referenced Statement of Cash Flows ($4,581,967) and the referenced disclosure in the prospectus of $1,021,967 amounts to $3,560,000, which is the amount of underwriting discounts separately disclosed on the same page.

9. Income Taxes, page FI-12

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
October 15, 2008

42.
We note there was no tax valuation allowance established during 2007, unlike in 2006 and 2005 when there was a full valuation allowance recorded. Please explain to us how the apparent reversal of the valuation allowance had no impact on the effective income tax for the year ended December 31, 2007, as shown in the table herein. Also, please confirm there was no valuation allowance established as of March 31, 2008.

We have disclosed in the footnotes to the financial statements (Note 9 to the 2007 financial statements) the rationale behind the partial reversal of the valuation allowance and its impact on the income tax for the fiscal year ended December 31, 2007, as shown in the table. We have amended the note to clearly identify the valuation allowance that was recorded as of June 30, 2008 and December 31, 2007 and to correct the previous presentation that showed the 2007 tax asset on a net basis.

43.
We note the line item “Effect of expenses deferred for purposes of calculating income tax” in the table of deferred tax assets. Please disclose the nature of these deferred expenses or provide a breakdown of the underlying components, as we do not believe this title to be meaningful for your readers. We note that such amount has increased over five times since 2006, and the amount has more than doubled at March 31, 2008, from the 2007 amount.

For income tax purposes, the Company is deemed to be in the start up phase until it begins operating a trade or business.  Therefore, the majority of the Company’s operating expenses for book purposes are considered start up costs for income tax purposes.  Tax start up costs are capitalized and then amortized once a trade or business begins operating.  The Company has added the following language to its financial statement footnotes regarding income taxes:

“The majority of the Company’s operating expenses are not currently deductible for income tax purposes.  These expenses will be deductible for income tax purposes over a period of time when a trade or business, as defined in the Internal Revenue Code, begins operations or in the event the Company liquidates.  The deferred tax asset relates to the future benefit the Company will receive when it is able to deduct these costs for income tax purposes.”

Sing Kung Financial Statements
1. Organization and Principal Activities, page FII-7

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
October 15, 2008

44.
You disclose that on December 27, 2007, CCI entered into an agreement whereby CCI obtained 100% control of SNC as a variable interest entity (VIE). In accordance with FIN 46R, as CCI has determined itself to be the primary beneficiary of SNC, the financial statements of SNC have been consolidated with Sing Kung’s. Please tell us how CCI obtained 100% control by providing a more complete FIN 46R analysis. It does not appear that consideration was exchanged fix such control. We note from page FII-30 that an Agreement on Exclusive Purchase Right was entered into on that day. Please file this Agreement and any other “control arrangement “contracts as exhibits to the document. Your FIN 46R analysis should identify the specific provisions in these contracts that support your accounting conclusion.

We have disclosed in the footnotes to the June 30, 2008 financial statements of Sing Kung the requested FIN 46R analysis. The consulting contract, which provided increased earnings potential to the sellers as a result of the management and financial strength of Sing Kung, coupled with the associated ability to more rapidly expand the business was consideration for the arrangement. The premium that was negotiated in August and reflected in the amendment to the VIE Agreements in anticipation of the closing is evidence of the consideration, i.e., the cancellation of the consulting contract had value. As of the August amendment date, the sellers had benefited from the arrangement because at the close of the transaction they could expect to receive the purchase price premium and if the transaction ultimately does not close, they would have the benefit of the contract income (an amount even higher than the premium) that would not have been earned without the arrangement with and access to the financial resources of Century City. The VIE Agreements are attached as Exhibit II hereto for the Staff’s review. The Agreements are deemed to be confidential. Since we anticipate that the transaction will close prior to the end of October 2008, we do not believe they will be material to investors.

3. Summary of Significant Accounting Policies, page FII-8
(f) Revenue Recognition, page FII-9

45.
We note your discussion of the “two-phase acceptance process” on page 135. Please expand your revenue recognition policy to fully describe this process, how it impacts revenue recognition, and how it complies with the provisions of SAB 13:A.3.b.

In response to the Staff’s comment, the discussion of revenue recognition policy has been amplified in the notes to the financial statements and in the summary of key accounting policies beginning on page 143 of the Amendment. As provided in SAB 13 A.1, if a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied. Sing Kung management believes Accounting Research Bulletin (ARB) Nos. 43 (Chapter 1a) and 45, Long-Term Construction-Type Contracts; American Institute of Certified Public Accountants (AICPA) Statements of Position (SOP) No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts provide more appropriate revenue recognition guidance than SAB 13; this reflects the fact that the company’s business activities are construction contracts and revenue recognition is governed by SOP 81-1.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
October 15, 2008

46.
You disclose on page FII-9 that the Group recognizes revenue when services are provided, among other things, as certified by an independent engineering company pursuant to the contract and collection of the relevant revenue is probable. Please revise your filing to expand on the nature of the certification process by such independent company as to render the earnings process complete, and consider whether you should identify this party and provide its consent pursuant to Rule 436(a) of Regulation C. Please also describe the impact, if any, on your financial statements for recognizing revenue when collection is probable, a higher threshold than “reasonably assured” as prescribed in SAB 104. Otherwise, revise your disclosure to state that collection of revenue is “reasonably assured”, instead of “probable.”

We have disclosed on page 160 of the Amendment, in the section entitled “Managements Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Jiaohe BT Contract”, a full description of the engineering certification process for verifying work performed. The disclosure regarding the collectability of revenue has been revised to the standard of “reasonably assured” and a discussion about the reasons for this are provided.

The description of the revenue recognition policy has been revised to accurately reflect the procedure for accounting for revenue and cost. The contract parties use the third-party engineering report as the basis for reaching mutual agreement about the work completed during the period. The company actually uses the acceptance documents executed by the municipality and its subcontractors as the basis for calculating percentage of completion and determining revenue and costs. Therefore, the third-party report is not used directly by the company as the basis for reporting revenue or any other information in the prospectus. Moreover, the company is not relying on the third-party engineering report in the preparation of its financial information. Therefore, we do not believe Rule 436(a) of Regulation C applies.

The company’s disclosure regarding the collectability of revenue has been revised to the standard of “reasonably assured” and our discussion relating to this is provided in the section entitled “Managements Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Jiaohe BT Contract”.

(h) Foreign Currency Translation, page FII-9

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
October 15, 2008

47.
Please revise to clarify the difference between the first and third lines entitled “Statement of income and comprehensive income” in the translation table of RMB into LSD, and explain why all the exchange rates listed are under the heading of “December 31, 2007 Balance Sheet.”

The note to the updated financial statements has been revised to clearly show the difference in exchange rates applicable to 2007 and the six months ending June 30, 2008.

9. Revenues, page FII-13

48.
You state all revenues from BT projects have been earned through one contract with the People’s Government of Jiaohe City. Given the materiality of this one contract, please revise MD&A to discuss the parties involved, significant terms and conditions of the contracts, the relevant contractual and/or customary payment terms, and your method of accounting for them. We note the limited information provided in Note 12 on page FII-30.

We have revised the MD&A on page 160 of the Amendment, under an additional heading entitled “Jiaohe BT Contract”, to comply with the Staff’s comment.

11. BT Project Receivables, page FII-13

49.
We note that at both March 31, 2008, and December 31, 2007, the amount of receivables in connection with BT projects significantly exceeded revenues as of those dates. Please explain herein how such scenarios had arisen, and whether you have subsequently collected the cash. We note from your disclosure that the amounts due on the BT project in progress has not been billed to the customer at March 31, 2008. If this is true, then a separate asset account typically titled “costs and earnings in excess of billings” should be presented on the face of the balance sheet. Conversely, if there are “billings in excess of costs and earnings “, then a separate liability account should be established, and there should be clear accounting policies explaining the use of these accounts. Refer to SOP 81-1 and Rule 5-02.3(c) for further guidance. Please address this item as it relates to SNC’s financial statements and footnotes as well.

The collectability of the amounts receivable under the referenced contracts is addressed in the notes to the financial statements and the description of the company’s revenue recognition policy has been revised to make clear the basis for income statement and balance sheet presentation. The description of the asset accounts has also been revised to comply with SOP 81-1 and other applicable rules.

Sing Kung Pro Forma Statements of Income, page FII-15

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
October 15, 2008

50.
It appears that the pro forma statements of income herein and on pages FII-31 - FII-34 are used to support various numbers presented throughout MD&A and the pro forma financial information on pgs. 156-163. If so, please include a statement preceding each of those sections (for example, for the pro forma financial information, in its headnotes on page 156) where certain of those numbers may be found in the document.

We have included references in each relevant section to comply with the Staff’s comment.

51.
You disclose on page FII-17 as well as on page FII-34 a “consultancy fee” derived from one contract from the People’s Government of Jiaohe City. Please revise to disclose the nature of this consultancy fee and where it is included in the respective pro forma income statement. Also confirm there is no “Note 2” preceding this item for the period ended March 31, 2007. If so, please revise your numbering accordingly.

We have revised the disclosure to reflect the revenue as being from BT Contracts and corrected the numbering of the notes in the updated financial statements.

December 31, 2007 Audit Report, page FII-20

52.
Please have Sing Kung’s auditors revise their report to state, if true, that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), instead of with “auditing standards generally accepted in the United States of America.” Refer to PCAOB Auditing Standard No. l .

Sing Kung’s auditors have revised their report and have stated that their audit was conducted in accordance with the standards of the Public Company Account Oversight Board (United States).

SNC Financial Statements
Note 2 — Other Receivables, page FII-45

53.
We note that other receivables in the amount of $7,407,087 for the year ended December 31, 2007, are “part payments to subcontractors.” Please tell us the business purpose for recording such “part payments”, and disclose whether such amount has been subsequently repaid. If not, please disclose their collectability and whether they have been collateralized. If no allowance has been established hereon, disclose the positive evidence showing they are collectible. Consider addressing this item in your critical accounting policies section.

We have revised the disclosure to reflect the nature of these receivables as being for work on a completed BT contract and have provided discussion regarding the assessment of collectability.

Note 4 - Accrued Liabilities and Other Payables, page FII-46

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
October 15, 2008

54.
You state that “the other payables are the temporary receipts on behalf of the other parties of the complex.” Please clarify what you mean by the aforementioned statement. We note such payables constitute 92% of total liabilities at December 31, 2007.

The notes have been revised to provide clarification in response to the Staff’s comment.

Undertakings, page II-A

55.	Please delete the undertakings that are not applicable to this offering. For example, it does not appear that Rule 415 or Rule 430B apply to this offering.

We have deleted all references to undertakings that do not apply to this offering in response to the Staff’s comment.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Jennifer Hardy, Esq.
United States Securities and Exchange Commission
October 15, 2008

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Christopher S. Auguste
Christopher S. Auguste

cc:	Mr. William C. Morro